Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: June 7, 2021

Skillsoft and Churchill Capital Corp II Announce Skillsoft’s Post-Closing Executive Leadership Team

New Executives Bring Deep Expertise in Software, Corporate Development and Finance, Rounding

Out Strong Leadership Team and Positioning Skillsoft to Capitalize on Significant Value-Creation

Opportunities in Rapidly Growing Digital Learning Industry

Merger Expected to Close on June 11, 2021

Following Merger, Combined Company Remains on Track to Complete Previously Announced Acquisition of

Global Knowledge, Creating a Global Leader in Corporate Digital Learning

BOSTON and NEW YORK – June 7, 2021 – Software Luxembourg Holding S.A. (“Skillsoft” or the “Company”), a global leader in digital learning and talent management solutions, and Churchill Capital Corp II (NYSE:CCX) (“Churchill II”), a special purpose acquisition company, today announced Skillsoft’s future executive leadership team, effective upon completion of the merger between Skillsoft and Churchill II. Following the closing, the combined company is expecting to promptly complete its planned acquisition of Global Knowledge Training LLC (“Global Knowledge”), a worldwide leader in IT and professional skills development, to create a global leader in corporate digital learning. The new company will operate as Skillsoft and is expected to trade on the New York Stock Exchange under the ticker symbol “SKIL.”

Jeffrey Tarr, Skillsoft’s incoming Chief Executive Officer, said, “Skillsoft’s new executive leadership team brings together outside executives with the Company’s current talented leaders who have been instrumental in guiding Skillsoft’s success to date. I look forward to working closely with this world-class team as we advance Skillsoft’s ambition to help companies build a future-fit workforce, skilled and ready for the jobs of tomorrow. We see significant opportunities ahead to capitalize on the rapidly growing demand for corporate digital learning to drive profitable growth in the business and create value for all Skillsoft stakeholders.”

Members of the Skillsoft executive leadership team include:

•	Michelle Boockoff-Bajdek, Chief Marketing Officer, has more than 25 years of marketing, branding and strategy experience. She has led Skillsoft’s global marketing organization since joining the Company in 2019, focused on driving growth and demand and raising the brand’s profile. Ms. Boockoff-Bajdek previously held several executive marketing roles in the technology sector, including as CMO of IBM Watson and as the Global Head of Marketing for The Weather Company, an IBM Business.

•	Sarah Hilty, Chief Legal Officer, has more than 25 years of legal and commercial experience. She is currently Executive Vice President, General Counsel and Secretary at National CineMedia, where she has worked since 2018. Ms. Hilty was previously Deputy General Counsel at CH2M HILL and a Partner at Hogan and Hartson.

•	Ryan Murray, Chief Accounting Officer and interim Chief Financial Officer, is a Certified Public Accountant with more than 20 years of professional experience, including more than 10 years leading the global accounting and finance organizations in publicly traded companies. He previously served as Skillsoft’s Senior Vice President and was VP of Finance, Chief Accounting Officer and Treasurer of Avid Technology, Inc. He began his career at PricewaterhouseCoopers LLP.

•	Mark Onisk, Chief Content Officer, has been responsible for leading the strategic direction, roadmap and development of Skillsoft’s content catalogue since 2018. He joined the Company in 2011 and previously served as VP, Learning Products at Element K.

•	Apratim Purakayastha, Chief Technology Officer, has been responsible for Skillsoft’s engineering, product management, cloud operations, and IT since 2016. He previously served as General Manager and SVP of SaaS at SevOne; as Group President in ACI Worldwide; and as Director of Software at IBM.

•	Eric Stine, Chief Revenue Officer, is a global technology executive with extensive strategy and growth experience. He most recently served as Chief of Staff for the President of Global Sales, Services and Customer Engagement at SAP, where he supported global go-to-market strategy and operations. He previously served as Chief Revenue Officer at Qualtrics and, prior to that, Chief Innovation Officer for SAP America. Earlier in his career, Mr. Stine held positions of increasing seniority at SAP, Ciber, Virtustream and Blackboard.

•	Richard Walker, Chief Corporate Strategy and Development Officer and President, SumTotal, brings extensive strategic, financial, operational and merger & acquisition experience to Skillsoft. He is an advisor to Churchill Capital and a member of the Board of Directors at ServiceSource, where he previously served as Chief Financial Officer. Mr. Walker also founded The Bison Group, a private partnership that collaborates with private equity firms investing in the information services industry. Prior to that, he held executive leadership positions of increasing responsibility at IHS (now IHS Markit), including Executive Vice President, Chief Financial Officer and Chief Strategy Officer, among others. In those roles, he built the corporate strategy and development function and led the completion of more than 60 strategic acquisitions.

Skillsoft and Churchill II expect to complete their merger on June 11, 2021, subject to the receipt of shareholder approvals and customary closing conditions.

About Churchill Capital Corp II

Churchill Capital Corp II was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit www.churchillcapitalcorp.com.

About Skillsoft

Skillsoft delivers digital learning, training, and talent solutions to help organizations unleash their edge. Leveraging immersive, engaging content, Skillsoft enables organizations to unlock the potential in their best assets — their people — and build teams with the skills they need for success. Empowering 45 million learners and counting, Skillsoft democratizes learning through an intelligent learning experience and a customized, learner-centric approach to skills development with resources for Leadership Development, Business Skills, Technology and Developer, Digital Transformation, and Compliance. For more information, please visit www.skillsoft.com.

About Global Knowledge

Global Knowledge is the world’s leading technology skills training provider, supporting major enterprises and tech professionals with innovative and flexible learning solutions, Anytime, Anyplace, and Anyhow. Global Knowledge equips individuals and organizations for success with the industry’s broadest and deepest portfolio of IT training solutions delivered through more than one million separate courses annually across a range of formats, including digital, virtual and physical classrooms, blended formats and customized on-site training, both directly and through a worldwide partner network. For more information, please visit www.globalknowledge.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. The Registration Statement on Form S-4 was declared effective on May 27, 2021 and the definitive proxy statement/prospectus was mailed on or about May 28, 2021 to stockholders of record on the close of business on April 28, 2021, the record date for the special meeting. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning the completion of the transactions, the expected benefits of the transactions, other possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K/A for the year ended December 31, 2020 under Risk Factors in Part I, Item 1A and in the definitive proxy statement/prospectus discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; demand for, and acceptance of, our products and for cloud-based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward-looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

Churchill Capital Corp II

info@churchillcapitalcorp.com

Skillsoft

Caitlin Leddy

caitlin.leddy@skillsoft.com

Media

Lauren Odell / Max Dutcher

Gladstone Place Partners

(212) 230-5930